UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 15, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Chimerix, Inc.
File Nos. 1-187145 and 333-187145
CF#37098

Chimerix, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting extensions of multiple previous grants of confidential treatment for information it excluded from the Exhibits to Form S-1 filed on March 8, 2013; Form 10-Q filed on August 14, 2013; Form 10-Q filed on November 7, 2014; and Form 10-K filed on March 6, 2015.

Based on representations by Chimerix, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.19	S-1	3/8/2013	through 1/30/2022
10.20	S-1	3/8/2013	through 2/16/2022
10.21	S-1	3/8/2013	through 1/30/2022
10.1	10-Q	8/14/2013	through 2/16/2022
10.2	10-Q	11/7/2014	through 2/16/2022
10.32	10-K	3/6/2015	through 2/16/2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary